

Robert A. Spigno
Chief Financial Officer
Conectisys Corporation
25115 Avenue Stanford
Suite 320
Valencia, CA 91355

September 26, 2008

Re: PCAOB Letter
       File No. 033-03560-D

Dear Mr. Spigno:

We have received and reviewed a letter of resignation from your independent registered public accounting firm dated August 21, 2008. Note that you are required to file an Item 4.01 Form 8-K within four business days from the date of the event. Please file a Form 8-K which includes all of the disclosure requirements of Item 4.01 of Form 8-K.

You should file an amendment in response to these comments on or before October 3, 2008. If you have any questions, please me at (202) 551-3364.

Sincerely,

Michael Henderson
Staff Accountant